Exhibit 99.1

Guardforce AI Now Eligible for Quotation on OTC Pink Open Market

Accelerating the development of managed security services through deployment of robots for customers in Thailand and other cities in Asia

New York, October 7, 2020 – Guardforce AI Co., Ltd. (OTC Pink: GRDAF) (“Guardforce AI”), a trusted integrated security solutions provider in Asia, announced today that it is now eligible for quotation on the OTC Pink marketplace in the United States under the ticker symbol GRDAF.

With a history of more than 38 years in Thailand, Guardforce AI is committed to protecting cash and other high-value assets for government organizations and businesses, including banks and retailers. The company delivers its professional services throughout Thailand through 21 branches and a fleet of more than 450 secured vehicles. Using innovative technologies that enhance safety and protection, Guardforce AI helps clients operate safely in a world of complex and evolving threats.

In addition, with a view toward accelerating the development of the company’s managed security services, Guardforce AI has started to deploy robots in the commercial and public sectors to facilitate thermal imaging and temperature measurements in Thailand, and will further roll out this program in other cities in Asia. The robots serve as a strategic platform for Guardforce AI to expand into other security applications and managed security services for its customers.

“Trading on the OTC Pink Open Market will provide us with opportunities to access more international investors in the U.S. equity markets. We expect to enhance our U.S. equity market presence with an uplisting to the OTCQB or QX tier as soon as practicable,” said Terence Yap, Chairman of Guardforce AI. “We are very excited about our plans to accelerate the provision of managed security services to our customers through the deployment of robots in the region. This demonstrates our commitment to combine our extensive security experience with the technological innovations to deliver the most relevant and valuable service to our clients. In addition, we will constantly explore and apply technologies that will support the principles of Detection, Verification and Response within the growing security sector.”

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. is a leading integrated security solutions provider that is trusted to protect and transport the high-value assets of public and private sector organizations. Developing and introducing innovative technologies that enhance safety and protection, Guardforce AI helps clients adopt new technologies and operate safely as the Asia Pacific business landscape evolves.

For more information, visit www.guardforcecash.co.th.

Forward Looking Statements

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Media and Investor Contact:

Patrick Yu

Email: patrick.yu@fleishman.com

Phone: (+852) 2586-7877